SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-9 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 4, 2002

TELIA AB
 (Name of Filer)

SONERA CORPORATION
 (Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

Anders Igel

President and CEO, Telia

Telia and Sonera

Creation of the leading Nordic and Baltic
telecommunications company

•	Offer launched on September 30, 2002

•	Group strategy

•	Governance and management

•	Market position

•	Synergies verified

•	Financials

•	Offer conditions

Transaction summary

•	The offer period commences October 7 and closes November 8, 2002

•	1.51440 new shares for each Sonera share through a public tender offer

•	Telia shareholders will own around 64% of the combined company and Sonera shareholders will own around 36%

•	The TeliaSonera share to be listed in Stockholm, Helsinki and on Nasdaq

•	EU and other clearances granted

Timing of the offer

• Posting of tender document	Sept 30
• Commencement of offer period	Oct 7
• Telia EGM	Nov 4
• Expiry of offer period	Nov 8
• Announcement of result	Nov 14
• Closing/Settlement	Nov 29
• Commencement of trading in Helsinki	Dec 2
• Commencement of trading on Nasdaq	Dec 2

Group strategy

Strategic focus

Focus will be on best serving customers in core business and creating value for shareholders through stronger profit and cash flow

     A passion for customers and profits

Group strategy

•	Focus on core business in the Nordic and the Baltic regions

•	Adopt strong customer-oriented approach

•	Pursue profitable growth opportunities in East

•	Increase profit and cash flow

Focus on core business

Home market

•	Nordic and Baltic countries

•	Customer focused service offering

•	Extension of service range driven by profitability

1)	Non controlling interests in mobile and fixed operators

2)	Non controlling interests in mobile operator

Adopt customer-oriented approach

Technology	=	Services based on strong technology
Product approach	=	Customer segment approach

Governance based on real customer needs

Pursue profitable growth in home market

•	Customer driven

•	Improved service levels

•	Combined fixed, mobile and Internet offerings

•	Cross selling

•	Easy-to-use services

•	Innovative packaging of services

•	Pan Nordic services

•	Telecommunications-intensive IT-services through partnerships

Increased market shares in selected segments

Pursue profitable growth outside home market

•	Russia – strong growth potential and extended home market

•	Turkey – strong market position, 14 million customers

•	Eurasia – strong growth potential

•	Refocused international carrier business

•	Long term: use of home market position in European telecom consolidation

Generate increased profits and cash flow

•	Implementation of synergies

•	Stand-alone efficiency improvements

•	Divestment of non-core assets

•	Improving under-performing businesses

– New strategy for Telia International Carrier

– Improve performance of Telia Denmark

– Continue restructuring of Sonera’s Service’s Businesses

Governance
and management

Governance

•	An integrated company with strong central control over group matters

•	Day-to-day operations decentralized to profit centers

•	New name TeliaSonera

Management

Market position

Harri Koponen, President and CEO, Sonera

A Nordic and Baltic communications leader

Unmatched Nordic and Baltic mobile footprint

Unmatched Nordic and Baltic fixed footprint

Position outside home market

TeliaSonera International Carrier

•	Provides wholesale international IP, capacity and voice services to large customers at selected high volume destinations in Europe and in New York

•	Its services are based on the high capacity European and trans-Atlantic network, the IP-network with peering points in Europe and the US and international voice switches in selected destinations

Synergies

Synergies

•	Total annual pre-tax cash flow synergies post 2005 estimated to be approximately SEK 2.7 billion (EUR 300 million)

•	Annual cost synergies expected to reach SEK 2.3 billion (EUR 250 million) in 2005

•	Annual CAPEX synergies expected to amount to approximately SEK 640 million (EUR 70 million) in 2005

•	Implementation costs and CAPEX estimated to SEK 2 billion (EUR 220 million)

Cost synergies
SEK 2.3 billion (EUR 250 million) in 2005

Capex synergies
SEK 640 million (EUR 70 million) in 2005

Financials

Kim Ignatius, CFO, Sonera

Preliminary pro forma financials

Assumptions

•	Prepared in accordance with IAS

•	Consolidation of AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA

•	Divestment of Telia Finland and ComHem

•	The preliminary transaction value of SEK 44.6 billion (EUR 4.9 billion), has been calculated based on Telia’s closing share price as of June 28, 2002 (SEK 25.60) and a SEK/EUR exchange rate of 9.1015

•	Based on Sonera’s equity as of June 30, 2002, after adjusting to IAS, the transaction creates goodwill of SEK 18.1 billion (EUR 2.0 billion), which under current accounting principles is amortized over 20 years, and other intangible assets and adjusted values of associates of SEK 11.0 billion (EUR 1.2 billion), which are amortized over 10 years on the average. Total annual amortization SEK 2.0 billion (EUR 0.2 billion)

•	The final combination of Telia and Sonera will, however, be calculated based on the transaction value and the fair values of Sonera’s identifiable assets and liabilities at the date of exchange of control

Preliminary pro forma financials 20011)

Income statement and cash flow

				EU	Pro forma	TeliaSonera
SEK billion	Telia	Sonera	Baltic	conditions2)	adjustments	pro forma

Net sales	57.2	20.2	5.7	-1.3	-1.0	80.9
Underlying EBITDA	12.9	5.3	2.9	0.7	—	21.8
Underlying EBITDA margin	22.6%	26.0%	49.8%			26.9%
Depreciation, amortization and write-off	-14.0	-4.5	-1.5	0.6	-2.1	-21.5
Items not reflecting underlying business operations	0.4	7.4	—	—	—	7.8
Operating income before associated companies	-0.7	8.1	1.4	1.3	-2.1	8.0
Income from associated companies	6.1	-3.5	—	—	-0.5	2.1
Operating income	5.5	4.6	1.4	1.3	-2.6	10.2
Income after financial items	4.8	1.0	1.3	1.4	-2.6	5.8
Net income	1.9	1.4	1.3	1.0	-2.9	2.7
Earnings per share (SEK)	0.62	1.56				0.57
Cash flow from operating activities	10.4	1.8	2.1	0.2	-0.3	14.2
Capital expenditure	-16.9	-3.3	-2.0	1.0	—	-21.2
Free cash flow3)	-6.5	-1.5	0.1	1.2	-0.3	-7.0

1)	Financials are unaudited under IAS for TeliaSonera, Sonera and Omnitel

2)	Effects of excluding Telia’s operations in Finland and ComHem

3)	Excluding effects of other investments and divestments

Preliminary pro forma financials1)

Income statement and cash flow January-June 2002

				EU	Pro forma	TeliaSonera
SEK billion	Telia	Sonera	Baltic	conditions2)	adjustments	pro forma

Net sales	28.2	9.9	3.0	-0.9	-0.4	39.9
Underlying EBITDA	7.0	3.5	1.5	0.2	—	12.2
Underlying EBITDA margin	24.7%	35.3%	50.0%		—	30.5%
Depreciation, amortization and write-off	-5.7	-7.5	-0.8	0.3	-1.0	-14.8
Items not reflecting underlying business operations	-0.8	0.8	—	0.1	—	0.1
Operating income before associated companies	0.5	-3.2	0.7	0.5	-1.0	-2.5
Income from associated companies	0.4	-30.5	—	—	-0.2	-30.4
Operating income	0.8	-33.7	0.7	0.5	-1.3	-32.9
Income after financial items	0.5	-33.5	0.7	0.5	-1.3	-33.2
Net income	0.2	-22.9	0.5	0.4	-1.4	-23.2
Earnings per share (SEK)	0.05	-20.54				-4.95
Cash flow from operating activities	4.7	2.6	1.3	-0.7	-0.2	7.7
Capital expenditure	-4.1	-1.0	-0.7	0.3	—	-5.5
Free cash flow3)	0.6	1.7	0.6	-0.5	-0.2	2.2

1)	Unaudited

2)	Effects of excluding Telia’s operations in Finland and ComHem

3)	Excluding effects of other investments and divestments

Preliminary pro forma financials(1)
Underlying profitability from consolidated operations

SEK billion	Full year 2001	Jan-June 2002

Operating income before associated companies	8.0	-2.5
Deduct:
Gains from asset sales	-9.2	-1.4
Other items not reflecting underlying business operations	-0.1	—
Add-back:
Write-offs	4.1	6.0
Losses from asset sales	0.6	0.3
Restructuring expenses	0.9	0.6
Other items not reflecting underlying business operations	—	0.4

Underlying operating income before associated companies	4.4	3.4

(1)	Unaudited

Cash generation — pro forma

Preliminary pro forma financials(1)
Balance sheet June 30, 2002

			TeliaSonera
SEK million	Telia	Sonera	pro forma

Intangible fixed assets	27,233	995	57,425
Tangible fixed assets	45,700	10,992	61,225
Financial fixed assets	19,695	26,669	43,822
Current assets	23,328	5,327	28,979
Short-term investments and cash	3,253	9,498	13,356

Total assets	119,209	53,481	204,807
Equity	59,728	18,696	103,186
Minority interests	245	7	2,663
Interest bearing debt	25,577	28,841	54,935
Other liabilities	33,659	5,937	44,023

Total equity and liabilities	119,209	53,481	204,807

(1)	Unaudited

Preliminary pro forma financials1)
Breakdown of net interest-bearing liability June 30, 2002 (SEK million)

Strong pro forma financial position

Financial Strategy

•	Focus on long-term liquidity position

•	Retain solid capital structure

•	Sustain a high level of financial flexibility

•	Targeting no financial covenants, including rating covenants

•	Balancing the combined debt portfolio

•	Continue stringent derivative policy

Focus on profit and cash flow

•	Increased revenue

•	Improved profitability

•	Reduced CAPEX

•	Strong free cash flow

Offer conditions

Anders Igel, President and CEO, Telia

Main conditions of the offer

•	Tendering by more than 90 per cent of Sonera shares

•	Cash offer for remaining shares based on 12-month average price

•	No top-up payment (RATA)

•	Approval by Telia extraordinary shareholders meeting on November 4

•	Authorization for listing in Stockholm, Helsinki and on Nasdaq

Telia and Sonera

Creation of the leading Nordic and Baltic telecommunications company

•	Strategic fit

•	Strong market leader with a larger customer base in its Nordic and Baltic home market

•	Strengthened position in growth areas of Russia, Turkey, Eurasia and International Carrier

•	Significant synergies

•	Strong financial resources and cash flow

•	Footprint and customer base will attract best partners

Disclaimer

Cautionary Disclaimer/Legend

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-123 86 Farsta, Sweden Attention: Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

This document contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SCHEDULE 14-D CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.